Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the six months ended June 30,		For the years ended December 31,
		2009	2008	2008	2007	2006	2005	2004
		(in millions)
1.	Income from continuing operations before income taxes	$328.0	$419.7	$461.3	$1,072.4	$1,351.6	$1,138.6	$878.7
2.	Interest expense	53.8	55.0	110.3	115.3	86.0	77.8	93.5
3.	Interest factor of rental expense	4.4	6.1	8.8	12.3	11.1	7.0	4.6
4.	Undistributed income from equity investees	(23.6)	(7.5)	(20.4)	(71.6)	(62.7)	(34.1)	(19.4)
5.	Earnings before interest credited on investment products	362.6	473.3	560.0	1,128.4	1,386.0	1,189.3	957.4
6.	Interest credited on investment products	388.7	489.2	993.5	988.3	901.1	832.2	763.7
7.	Earnings	$751.3	$962.5	$1,553.5	$2,116.7	$2,287.1	$2,021.5	$1,721.1

8.	Interest expense	$53.8	$55.0	$110.3	$115.3	$86.0	$77.8	$93.5
9.	Interest factor of rental expense	4.4	6.1	8.8	12.3	11.1	7.0	4.6
10.	Preferred stock dividends by registrant	16.5	16.5	33.0	33.0	33.0	17.7	—
11.	Fixed charges before interest credited on investment products	74.7	77.6	152.1	160.6	130.1	102.5	98.1
12.	Interest credited on investment products	388.7	489.2	993.5	988.3	901.1	832.2	763.7
13.	Fixed charges	$463.4	$566.8	$1,145.6	$1,148.9	$1,031.2	$934.7	$861.8

14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	4.9	6.1	3.7	7.0	10.7	11.6	9.8

15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	1.6	1.7	1.4	1.8	2.2	2.2	2.0